UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

FS MVP Private Markets Fund

(Name of Subject Company (Issuer))

FS MVP Private Markets Fund

(Name of Filing Person(s) (Issuer))

Shares of Beneficial Interest

(Title of Class of Securities)

Class I Shares - 55388H207

(CUSIP Number of class of securities)

Daniel Dwyer

Portfolio Advisors, LLC

9 Old Kings Highway South

Darien, Connecticut 06820

(203) 662-3456

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

215-988-2700

November 3, 2023

(Date Tender Offer First Published, Sent or Given to Security Holders)

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[ ]	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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This final amendment (this “Amendment”) amends the Tender Offer Statement on Schedule TO filed by FS MVP Private Markets Fund (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”) on November 3, 2023 (together with the Tender Offer Statement on Schedule TO filed by the Fund with the SEC on November 3, 2023, the “Schedule TO”). The Schedule TO relates to the offer by the Fund to repurchase shares of beneficial interest in the Fund ("Shares”) in an aggregate amount up to $30,414,418 on the terms and subject to the conditions set out in the Offer to Purchase (the “Offer”) and the related Letter of Transmittal, pursuant to tenders by shareholders of the Fund (“Shareholders”) at a purchase price equal to the net asset value per Share as of December 31, 2023. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits 99.B and 99.C to the Statement on November 3, 2023.

This Amendment to the Statement is being filed by the Fund to report the final results of the Offer. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended:

1. The Fund has received the final results of the tender offer, which expired by 11:59 p.m., Eastern Time, on December 6, 2023.

2. 48,004.685 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Fund has accepted for purchase 100% of the Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer, at a purchase price equal to the net asset value per share as of December 31, 2023.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of December 31, 2023 in the amount of $11.42 for Class I.

4. The aggregate purchase price for the Shares validly tendered and not withdrawn equals $546,729.23, representing the December 31, 2023 net asset value of the total amount of Shares accepted for purchase by the Fund, less the early repurchase deduction, as applicable, which amount will be paid by the Fund pursuant to the terms of the Offer.

5. Two Shareholders of Class I, whose tenders were accepted for purchase by the Fund, did not tender their entire Shares; therefore, pursuant to the terms of the Offer, the Fund paid such Shareholders 90% of the Shareholders’ unaudited net asset value of the Shares tendered. A cash payment in the amount of the unaudited net asset value of the Shares tendered was wired to the accounts designated by such Shareholder in their Letter of Transmittal on February 2, 2024.

Except as specifically provided herein, the information contained in the Tender Offer Statement, Offer to Purchase and the related Letter of Transmittal previously filed on November 3, 2023 (the “Tender Offer Materials”) remains unchanged and this Amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11.

The information set forth in the Tender Offer Materials is incorporated herein by reference into this final amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 10. Financial Statements

Not applicable.

Item 12(a). Exhibits

Not applicable.

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Item 12(b). Filing Fee

Calculation of Filing Fee Tables are attached herewith.

Item 13. Information Required By Schedule 13E-3

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

MVP Private Markets Fund

By:	/s/ Scott Higbee
	Name:	Scott Higbee
	Title:	President (Principal Executive Officer)

August 29, 2025

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EXHIBIT INDEX

EXHIBIT

EX-FILING FEES Calculation of Filing Fee Tables

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